December 20, 2019

Transmitted by EDGAR Correspondence

U.S. Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	Scott Anderegg

Lilyanna Peyser

Re:	Withdrawal of Request for Acceleration dated December 20, 2019

Direct Communication Solutions, Inc.

Offering Statement on Form 1-A

File No. 024-11095

Dear Mr. Anderegg and Ms. Peyser:

Direct Communication Solutions Inc. hereby requests that the Securities and Exchange Commission withdraw, effective as of the date hereof, the Company’s request for acceleration filed on and dated December 20, 2019.

The request for acceleration has been resubmitted for 12:00 pm (noon) on December 23, 2019.

Should you have any questions or require any additional information with respect to this filing, please contact Stephen Tollefsen at (425) 353-8883. Thank you for your assistance and cooperation.

Sincerely,

DIRECT COMMUNICATION SOLUTIONS INC.

/s/ Rich Gomberg
Rich Gomberg
Chief Financial Officer

cc: Stephen Tollefsen, Tollefsen Business Law PC